December 4, 2025

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form RW WD –Withdrawal of Registration Withdrawal Request Previously Made on Form RW for Lifeloc Technologies, Inc. (File No. 333-286647)

Ladies and Gentlemen:

Lifeloc Technologies, Inc. (the “Registrant”) hereby respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed on behalf of the Company on December 3, 2025 on Form RW (File No. 333-286647) (the “Form RW”) in respect of our Registration Statement on Form S-4 as declared effective by the Commission on April 30, 2025 and the Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-286647), filed on October 14, 2025 (the “Amendment”). The filing of the Form RW was made in error.

After consultation with the SEC staff, the Company understands that it is appropriate to withdraw the Form RW and instead file a Form AW to withdraw the Amendment. Accordingly, the Company hereby requests that the Form RW be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

If you have any questions regarding this application for withdrawal, please contact our legal counsel, Elisabeth Polizzi Oertle of Orbital Law Group, at (720) 772-9983 or liz@orbital.law.

Sincerely,

Lifeloc Technologies, Inc.

By:	/s/ Vern D. Kornelsen
Name:	Vern D. Kornelsen
Title:	Chief Financial Officer